

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2015

Via E-mail
Mr. Edward Hu
Chief Financial Officer
WuXi PharmaTech (Cayman) Inc.
288 Fute Zhong Road
China (Shanghai) Pilot Free Trade Zone
Shanghai, 200131

>   **Re: WuXi PharmaTech (Cayman) Inc.**
>   **Schedule 13E-3**
>   **Filed September 1, 2015**
>   **File No. 005-83350**

Dear Mr. Hu:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that you will file the definitive debt documents as exhibits as they become available. See Item 1016(b) of Regulation M-A.

Cover page

2.   We note subparagraph (a) on page (ii). Please disclose the "certain management shareholders" whose shares will be cancelled. Please also provide your analysis as to whether Mr. Liu and Mr. Zhang should be filing persons on Schedule 13E-3.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 29

3.   Please revise the definition of "Unaffiliated Holders" so that the disclosure responsive to Item 1014(a) of Regulation M-A is consistent with the rule. We consider all of the company's directors and officers to be affiliates of the company, and accordingly the fairness determination should not address fairness to those persons.

4.   Please delete the reference to "arm's-length negotiations," which is inappropriate in a transaction with an affiliate.

Position of the Buyer Group as to the Fairness of the Merger, page 34

5.   We note the statement that the members of the buyer group did not themselves undertake a formal evaluation of the fairness of the merger. To the extent that the members of the buyer group based their fairness determination on the analysis undertaken by others, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise.

Opinion of Credit Suisse Securities (USA) LLC …, page 42

6.   Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party, such as the July 13, 2015 presentation of the financial advisor, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. If the filing persons view the July 13, 2015 presentation as not being materially different from the August 13, 2015 presentation, please provide disclosure to that effect.

7.   Please disclose the VC/JV Investments Value used by Credit Suisse in arriving at its opinion.

8.   Please revise all disclaimers throughout the document indicating that Credit Suisse assumes no responsibility for values used in its analysis. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.

9.   Please advise why the summary of the Credit Suisse opinion does not include the "take-private premia" analysis.

10.   Please advise why you have not disclosed the projections appearing on page 26 of the August 13, 2015 presentation, nor the discounted cash flow analysis that appears to be based thereon.

Other Matters, page 48

11.   Please disclose the amount of contingent fee potentially payable to Credit Suisse. See Item 1015(b)(4) of Regulation M-A.

12.   Please disclose all compensation received or to be received as a result of the relationship between Credit Suisse, its affiliates and/or unaffiliated representatives, on the one hand, and the company and its affiliates, on the other hand, during the past two years. See Item 1015(b)(4) of Regulation M-A. This would include fees paid by the company and any filing person, including Temasek and Ping An.

Purposes of and Reasons for the Merger

The Buyer Group, page 49

13.   Please make clear here and on the cover page that the purpose of the merger is to allow affiliates of the company, rather than "Parent," to acquire 100% of the company

Financial Information, page 104

14.   We note the Form 6-K filed on August 17, 2015. Please update your financial information. See Question I.H.9 of the Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001).

Annex E -- Directors and Executive Officers of Each Filing Person

15.   Please disclose the businesses of Boyu, Temasek/Fullerton, and Ping An.

16.   Please provide five year employment histories for all natural persons. See Item 1003(c)(2) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jeffrey S. Hochman, Esq.
        Willkie Farr & Gallagher LLP